================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                        427056106
      (Title of class of securities)                             (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 14, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

================================================================================

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 2 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTCO LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |_|
                                                                                                               (b)           |X|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                          9,893,700
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     9,893,700
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 3 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |_|
                                                                                                               (b)           |X|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        9,893,700
       OWNED BY                                                                                             (See Item 5)
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   9,893,700
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 4 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        9,893,700
       OWNED BY                                                                                             (See Item 5)
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   9,893,700
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 5 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SAMUEL J. HEYMAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                             11,948*
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        9,893,700
       OWNED BY                                                                                             (See Item 5)
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        11,948*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   9,893,700
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,905,648*
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.95%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 6 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SUNIL KUMAR
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                             25,987*
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        25,987*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               25,987*

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 7 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                GLORIA SCHAFFER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                              7,828*
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                         7,828*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                7,828*

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.01%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 8 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                RAYMOND S. TROUBH
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                             19,948*
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        19,948*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               19,948*

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                      Page 9 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                HARRY FIELDS
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                              1,000
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                         1,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.001%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                     Page 10 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ANTHONY KRONMAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                              1,000
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                         1,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.001%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                     Page 11 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                VINCENT TESE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                              1,000
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                         1,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.001%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

------------------------------               ----------------------------------
CUSIP No. 427056106                13D                     Page 12 of 17 Pages
------------------------------               ----------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                GERALD TSAI, JR.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)           |X|
                                                                                                               (b)           |_|
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                     |_|
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                             10,000
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        10,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               10,000

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             |_|
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.01%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

                  This Amendment No. 15 ("Amendment No. 15") is being filed by and on behalf of Samuel J. Heyman ("Mr. Heyman"), Raymond S. Troubh ("Mr. Troubh"), Sunil Kumar ("Mr. Kumar"), Gloria Schaffer ("Ms. Schaffer" and together with Mr. Heyman, Mr. Kumar and Mr. Troubh, the "Minority Directors"), Harry Fields ("Mr. Fields"), Anthony T. Kronman ("Mr. Kronman"), Vincent Tese ("Mr. Tese") and Gerald Tsai, Jr. ("Mr. Tsai" and together with Mr. Fields, Mr. Kronman and Mr. Tese, the "Nominees"), ISP Investco LLC, a Delaware limited liability company ("Investco"), International Specialty Holdings Inc., a Delaware corporation ("Holdings"), and International Specialty Products Inc., a Delaware corporation ("ISP" and together with the Minority Directors, the Nominees, Investco and Holdings, the "Reporting Persons"), and it amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, Amendment No. 11 filed on April 13, 2001, Amendment No. 12 filed on August 2, 2001, Amendment No. 13 filed on February 12, 2003 and Amendment No. 14 filed on March 20, 2003 with respect to the ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated ("Hercules" or the "Company"). As provided in the Joint Filing Agreement filed as an exhibit hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to file one Statement on Schedule 13D with respect to their ownership of Common Stock. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 2.           IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

         The Reporting Persons are filing this Schedule 13D jointly, pursuant to the Joint Filing Agreement, dated July 15, 2003, filed as an exhibit hereto.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

         On July 14, 2003, ISP issued a press release (the "Press Release") announcing that it intends, either directly or through an affiliate, upon the election to the Hercules Board of Directors of the nominees of The Hercules Shareholders' Committee for NEW Management (the "Committee"), to acquire an additional ten million shares of Common Stock. ISP or its affiliate intends to commence a tender offer for five million shares of Common Stock at $12.00 per share in cash and to purchase an additional five million shares of Hercules common stock through open market purchases thereafter.

         In a letter from ISP and Mr. Heyman to the Committee dated July 14, 2003 (the "Commitment Letter"), ISP and Mr. Heyman committed to enter into a standstill agreement, which would become effective upon the election to the Hercules Board of Directors of all four of the Nominees. Pursuant to the standstill agreement, ISP and Mr. Heyman would agree, for a period of two years, not to make any acquisition or merger proposal for Hercules or any of its business units, unless a third party makes an acquisition proposal first, and to otherwise limit their ownership in Hercules' stock to 20% of Hercules' outstanding shares.

                               Page 13 of 17 Pages

            The foregoing summary of the Press Release and the Commitment Letter are qualified in their entirety by reference to the text of the documents, which are attached hereto as Exhibits 99.01 and 99.02, respectively, and which are incorporated herein by reference.

            The commitments set forth in the Commitment Letter are in addition to the procedural safeguards set forth in the June 24th letter from ISP and Mr. Heyman to the Committee, which is attached hereto as Exhibit 99.03 and which is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

         Each of ISP, the Minority Directors and Nominees have agreed to be part of the Committee. Because of such agreement, ISP, the Minority Directors and Nominees may be deemed to be part of a "group" for purposes of Rule 13d-3 of the Exchange Act. Investco, Holdings, ISP and Mr. Heyman may also be deemed to part of the "group" because: (i) as of the filing of this Amendment No. 15 Investco has the sole power to vote, direct the voting of, dispose of and direct the disposition of 9,893,700 shares of Common Stock (the "Investco Shares"); (ii) Holdings, by virtue of being the sole member of Investco, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares; (iii) ISP, by virtue of its ownership of all of the outstanding common stock of Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares and (iv) Mr. Heyman, by virtue of his deemed beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of approximately 100% of the outstanding shares of common stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares.

         As of the filing of this Amendment No. 15, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 9,972,411 shares of Common Stock (the "Shares"), representing approximately 9.01% of the shares of Common Stock outstanding on June 6, 2003 (based on 110,731,573 shares of Common Stock outstanding as of such date, as set forth in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 20, 2003).

          In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, to the extent a "group" is deemed to exist among the Reporting Persons, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of the Shares. The filing of this Amendment No. 15 is not, and shall not be construed as, an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purposes or under any other provision of the Exchange Act or the rules promulgated thereunder that the Reporting Persons or any of their executive officers or directors beneficially owns any of the Shares, other than shares of Common Stock with respect to which such Reporting Person has direct beneficial ownership as set forth below.

         As of the filing of this Amendment No. 15: (i) Investco has direct beneficial ownership of 9,893,700 of the Shares; (ii) Mr. Heyman has direct beneficial ownership of 11,948 of the Shares; (iii) Mr. Kumar has direct beneficial ownership of 25,987 of the Shares; (iv) Mrs. Schaffer has direct beneficial ownership of 7,828 of the Shares; (v) Mr. Troubh has direct beneficial ownership of 19,948 of the Shares, (vi) Mr. Fields has direct beneficial ownership of 1,000 of the Shares; (vii) Mr. Kronman has direct beneficial ownership of 1,000 of the Shares; (viii) Mr. Tese has direct beneficial ownership of 1,000 of the Shares; and (ix) Mr. Tsai has direct beneficial ownership of 10,000 of the Shares. With respect to the Minority Directors, the foregoing

                               Page 14 of 17 Pages
numbers of shares include shares of Common Stock acquired and/or granted to each of them in connection with their service as members of the Board of Directors.

         Since March 20, 2003, the date of the filing of Amendment No. 14 to the
Schedule 13D, the following transactions were effected in the open market: (i) Mr. Fields purchased 1,000 shares of Common Stock on April 2, 2003; (ii) Mr. Kronman purchased 1,000 shares of Common Stock on April 9, 2003 ; (iii) Mr. Tese purchased 1,000 shares of Common Stock on April 3, 2003; (iv) Mr. Tsai purchased 5,000 shares of Common Stock on April 7, 2003; and (v) Mr. Tsai purchased 5,000 shares of Common Stock on April 9, 2003.

         In the last 60 days no transactions have been effected with respect to securities of the Company by any of the Reporting Persons.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.02 Joint Filing Agreement, dated as of July 15, 2003, by and among the Reporting Persons.

Exhibit 99.01    Press Release issued by ISP on July 14, 2003.

Exhibit 99.02 Commitment Letter dated July 14, 2003, from ISP and Mr. Heyman to the Committee.

Exhibit 99.03 Letter dated June 24, 2003, from ISP and Mr. Heyman to the Committee.




                               Page 15 of 17 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 15, 2003

                                 ISP INVESTCO LLC
                                 By:  International Specialty Holdings Inc.,
                                 its Sole Member


                                 By: /s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary

                                 INTERNATIONAL SPECIALTY HOLDINGS INC.


                                 By: /s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary



                                 INTERNATIONAL SPECIALTY PRODUCTS INC.


                                 By: /s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary




                                     /s/ Samuel J. Heyman
                                     -------------------------------------------
                                     SAMUEL J. HEYMAN




                               Page 16 of 17 Pages

                                     /s/ Sunil Kumar
                                     -------------------------------------------
                                     SUNIL KUMAR


                                     /s/ Gloria Schaffer
                                     -------------------------------------------
                                     GLORIA SCHAFFER


                                     /s/ Raymond S. Troubh
                                     -------------------------------------------
                                     RAYMOND S. TROUBH


                                     /s/ Harry Fields
                                     -------------------------------------------
                                     HARRY FIELDS


                                     /s/ Anthony T. Kronman
                                     -------------------------------------------
                                     ANTHONY T. KRONMAN


                                     /s/ Vincent Tese
                                     -------------------------------------------
                                     VINCENT TESE


                                     /s/ Gerald Tsai, Jr.
                                     -------------------------------------------
                                     GERALD TSAI, JR.







                               Page 17 of 17 Pages